Exhibit 10.6
ARTICLES OF AGREEMENT
Between
Petroleum Helicopters, Inc.
&
Office & Professional Employees International Union
and its Local 108
Effective June 1, 2001 through May 31, 2004
Revision 7.12.01

Petroleum Helicopters, Inc.
Employer Proposals
AGREEMENT
     This Agreement is entered into between Petroleum Helicopters, Inc., hereinafter called “the Employer,” and Office and Professional Employees International Union, and its Local 108, hereinafter jointly called “the Union” or “the OPEIU.”

Article 1. Purpose of Agreement
     1. The purpose of this Agreement is to define the wages, hours and other terms and conditions of employment of the Flight Deck Crew members (hereinafter called “pilots”) covered by this Agreement.
     2. No pilot covered by this Agreement will be interfered with, restrained, coerced or discriminated against by the Employer or the Union, their officers or their agents, because of membership or non-membership in the union, or any lawful activity under the Railway Labor Act not in violation of this Agreement.
     3. Whenever the male gender is used in this Agreement, it is understood that it is referring to both male and female pilots.
     4. This Agreement sets forth the entire understanding and agreement of the parties and may not be modified in any respect except by writing subscribed to by the parties. This Agreement supercedes all previous agreements, commitments or practices, oral or written, between the Employer and the Union and/or the pilots, and expresses all of the obligations of and restrictions imposed upon each of the respected parties during its term. The waiver of any provision of this Agreement or any breach of this Agreement by either party during the term of the Agreement shall not constitute a precedent for the future waiver of any breach or provision. Nothing in this Agreement shall prohibit the parties from bargaining on any issue they desire if both parties mutually agree to do so during the term of this Agreement.

Article 2. Recognition
     1. The Employer recognizes the Union as the exclusive bargaining representative of, and this Agreement applies only to, all flight deck crewmembers employed by Petroleum Helicopters, Inc. in the United States, its territories and possessions.
     2. The Employer may subcontract pilots and/or aircraft with pilots (collectively know as “Subcontracting”) for a period not to exceed one hundred and eighty (180) days per occurrence during the term of the Agreement when (i) Subcontracting is necessary for the Employer to continue its operations, (ii) the Employer determines that it does not have sufficient aircraft, or appropriate aircraft type(s), or it lacks sufficient pilots, or its pilots are not appropriately trained for such Subcontracting work, (iii) the temporary and occasional use of Subcontracting is required for Fixed Wing operations and (iv) the Employer does not furlough any pilot as a direct result of such Subcontracting. It is understood and agreed that nothing in this paragraph shall prevent the Employer from furloughing or terminating pilots in accordance with the provisions of this Agreement due to business or economic reasons independent of, and unrelated to Subcontracting.
     3. Notwithstanding Section 2 above, in the event the Employer is required to Subcontract due to circumstances beyond its control, the Employer may Subcontract for a time not to exceed the duration of the such circumstance or twelve (12) months, whichever is less. Circumstances beyond the Employer’s control shall include (i) an act of nature, (ii) a strike affecting the Employer’s business, (iii) grounding of a significant number of the Employer’s aircraft by a governmental agency or court, (iv) loss or destruction of the Employer’s aircraft, (v) an act or declaration of war affecting directly or indirectly the Employer’s operations, or (vi) an owner’s or manufacturer’s delay in the delivery of aircraft scheduled for delivery.
     4. In the event the employer sells all or part of its helicopter operations to another carrier during the term of this Agreement, in advance of such sale, the employer shall give notice of the existence of this Agreement to such successor carrier and shall make reasonable effort to persuade such successor carrier to agree to the continuation of the economic terms set forth in this Agreement.
     5. All revenue and all known and recurring miscellaneous flying performed by the Employer will be performed by pilots on its payroll, except as provided in Sections 2 and 3 above.

Article 3. Pilot Status
     1. All pilots covered by this Agreement are on probation for the first six months of their employment by the Employer.
     2. Probationary pilots shall be entitled to all rights and benefits under this agreement except that such pilots may not utilize the provisions of this Agreement concerning any corrective actions taken by the Employer in connection with the pilot’s performance or conduct or any disciplinary actions, up to and including discharge.
     3. After a new pilot completes the Employer’s new employee orientation, he will be introduced to a union representative for the purpose of discussing union membership.

Article 4. Nondiscrimination
     1. The Employer and the Union agree to comply with all applicable laws prohibiting discrimination on the basis of race, color, religion, national origin, sex, age, disability or Vietnam-era veteran status.

Article 5. Seniority
     1. There shall be two types of seniority:
A.	Company seniority- Company seniority shall be defined as the pilot’s length of employment from date of hire with the Employer, adjusted for any breaks in service as defined in Section 2 of this Article. Company seniority shall be used for determining eligibility for, and the level of, all benefits.

B.	Bidding seniority- Bidding seniority shall be defined as the pilot’s length of employment as a pilot with the Employer.
     2. Company seniority shall be adjusted for any breaks in employment with PHI of one (1) year or less, except as provided in Article 7. Reduction in Force, Section 6.
     3. If a pilot is assigned to a position not covered by this agreement, he shall have no rights under this agreement, except that pilots on foreign assignment, pilots on assignment as managers and supervisors on the date this Agreement is executed, and no more than one pilot elected or appointed to a position with the Local Union shall continue to accrue company and bidding seniority. Pilots who are assigned to management or supervision following the date this Agreement is executed shall continue to accrue bidding seniority for one (1) year after being placed in the position, and shall thereafter retain all such seniority.
     4. A pilot shall lose all seniority rights and have his name removed from the seniority list under the following conditions:
A.	resignation or retirement;

B.	discharge;

C.	absent from work for forty-eight (48) consecutive hours without proper notification of the reason to the Director of Operations or his designee, unless the Employer determines the pilot is physically incapable of providing the Employer with the proper notification of his absence;

D.	failure to return to work from an authorized leave of absence in the time provided by the Employer, giving a false reason for obtaining a leave of absence or accepting gainful employment while on a leave of absence (when the employment was not specifically authorized by the Employer);

E.	failure to inform Human Resources in person or by certified mail of his intention to return to work or failure to return to work on or before a date specified in the notice of recall as provided for in Article 7, Section 8(A); or

F.	a pilot who is furloughed and who is not recalled to service with the Employer within thirty-six (36) months from the date of furlough.

Article 6. Seniority List
     1. The pilot seniority list shall consist of the seniority number, name and seniority dates of all pilots covered by this agreement. The Employer will post the seniority list at all work locations where pilots covered by this agreement are assigned. A copy of the seniority list will be furnished to the Union in computer floppy disk form with leave of absence and new hire designations.
     2. When two or more pilots are employed on the same date, they shall be placed on the seniority list according to their date of birth with the eldest pilot having the most seniority. If two or more pilots are employed on the same date and have the same date of birth, the pilot who has the lowest last four digits in his social security number shall have the most seniority.
     3. The Employer agrees to update and distribute as described above the seniority list once each month with the effective date of this agreement. A pilot shall have a period of thirty (30) days after the posting of the seniority list to protest to the Employer any omission or incorrect posting affecting his bidding seniority. Once the thirty (30) day period has expired without a protest, a pilot’s posting shall be considered correct and shall not be subject to further protest unless the omission or incorrect posting was the result of a clerical error on the part of the Employer.

Article 7. Reductions in Work Force
     1. If there is a loss or reduction of an Aeromedical contract, the affected pilot(s) assigned to that contract will be placed in the Oil & Gas pilot pool, except as described in section 2 below. If there is a loss or reduction of an Oil & Gas contract, the affected pilot(s) assigned to that contract will be placed in the Oil & Gas pilot pool. If a reduction in force is necessary in any other business unit, the affected helicopter pilot(s) will be placed in the Oil & Gas pilot pool. If a reduction in force is necessary in Oil & Gas, a pilot’s bidding seniority shall determine the order of layoff, with the least senior pilot laid off first.
     2. Pilots hired for a specific contract (i.e., Aeromedical) may be exempted from general layoffs; however, they may be subject to layoff upon termination of that specific contract.
     3. If the customer owns or dry leases the aircraft and retains the right to select pilots for these aircraft, the customer retains the right to exempt pilots from layoff.
     4. The Employer shall provide the Union with reasonable notice of an impending reduction in force affecting pilots under this Agreement, in order to permit the parties to discuss alternative options. Such notice and discussions shall be waived when circumstances beyond the control of the employer require immediate action.
     5. Pilots with seniority rights will be recalled from furlough into the pilot pool in bidding seniority order, with the most senior laid off pilot being recalled first. In the event vacant jobs in Aeromedical cannot be filled from within, furloughed pilots will be offered such jobs in bidding seniority order. However, furloughed pilots, who would be required to relocate, will not be removed from the seniority list if they choose not to accept the vacant Aeromedical job offered.
     6. Pilots who are furloughed shall continue to accrue bidding seniority for as long as they have seniority rights. They will accrue company seniority up to a maximum of thirty (30) days while on furlough.
     7. Pilots on furlough are required to file their proper mailing address and telephone number(s) with Human Resources at the time of the layoff and will notify Human Resources of any changes to this information within ten (10) calendar days.
     8. Furloughed pilots shall be notified of their recall by telephone or certified mail to the most recent contact information provided as per Section 7 above. The date of recall notification shall be the date the Employer contacts the furloughed pilot by telephone or the pilot acknowledges receipt of the certified letter. Written notice to the pilot’s last address of record shall be conclusive evidence of notice to that furloughed pilot.
A.	Each pilot accepting recall shall answer his recall notice no later than five (5) calendar days after the Employer contacts the pilot or the date the pilot signs for the certified letter, whichever is earlier. Pilots who fail to respond to a recall notice within the time limits set forth above, pilots who refuse recall, or pilots who reject a recall notice shall forfeit all recall rights and have their name stricken from the seniority list.

B.	A furloughed pilot who is recalled must report to work no later than fourteen (14) calendar days after the date of recall notification to report to duty. Nothing shall prevent the Employer from beginning recurrent or requalification training for recalled pilots prior to the fourteen (14) day period if a sufficient number of pilots agree to return from recall early.
     9. Seniority and recall rights shall terminate if a laid off pilot is not recalled within thirty-six (36) months from the commencement of his lay off.

Article 8. Categories of Aircraft
     1. Company aircraft shall be divided into three (3) categories consistent with FAA definitions:
A.	Small Aircraft: A single engine or multi-engine aircraft, type-certificated to carry nine (9) passengers or less, and with a maximum certified gross weight of 7000 pounds or less.

B.	Medium Aircraft: An aircraft type-certificated to carry more than nine (9), but less than twenty (20) passengers, and with a maximum certified gross weight of more than 7000 pounds, but less than 12,500 pounds.

C.	Large Aircraft: An aircraft type-certificated to carry more than nine (9) passengers, and with a maximum certified gross weight of 12,500 pounds or greater.

Article 9. Job Posting & Bidding
     1. In the event there is a non-temporary job opening, a Job Posting will be issued, normally within seven (7) days. The Job Posting will normally be posted for a minimum of fourteen (14) days and will include any terms of the job opening such as pay, work schedule, experience and qualification requirements, location(s), application and other pertinent job requirements information. The selection will be made within seven (7) days after the closing of the job posting, subject to customer acceptance of the pilot(s) and contract award.
     2. A Job Opening will exist when the employer determines that a need exists for an aircraft transition, upgrade or specialized training, or that a vacancy exists on a non-temporary customer contract. Transitions and specialized training required for replacement aircraft or ad hoc specials will be posted in accordance with this article, and will include any conditions such as base, regional or area requirements, pool assignment, workover expectations, and reassignment obligations and limits thereto (normally not to exceed twelve (12) months).
     3. A pilot applicant shall be considered qualified if he has been previously trained in aircraft type and has the specialized training; and is current in duty position and meets customer and employer minimum experience requirements. For transition and upgrade, qualified means that the pilot holds appropriate FAA certification and duty position.
     4. A job which is contracted for one hundred eighty (180) days or less is considered temporary. Temporary jobs expected to last more than sixty (60) days will be posted except as provided for in Section 11 (temporary reassignments) of this Article. A temporary job filled by posting will not be re-posted in the event it becomes non-temporary, and the pilot awarded the job through the temporary posting will remain on that job unless he opts to be reassigned to the pilot pool, or he successfully bids on another job.
     5. A non-temporary job vacancy is created when:
A.	A new customer contract is obtained, unless contract requirements dictate that specific pilots fill the job, or

B.	A pilot on a non-temporary job accepts another position, or

C.	A pilot is removed from a job.
     6. A vacancy does not exist if:
A.	A customer changes aircraft type, and requests that the assigned pilot(s) remain on the job, or

B.	The pilot on a non-temporary job is either on an extended leave (i.e- sick leave, occupational injury leave or personal leave) for ninety (90) days or less; or the pilot is on a special assignment or temporary assignment for one hundred eighty (180) days or less, or

C.	The customer owns or dry leases the aircraft and retains the right to select pilots for these aircraft. If the customer requests that the employer select the pilot(s), then the job will be posted in accordance with this section.

7.	Nothing in this Article prevents the Employer from hiring pilots into the pilot pool.

8.	Downgrades from a medium or heavy ship assignment require the approval of the Chief Pilot or Director of Operations.

9.	All job openings will be posted and awarded by the following method:
A.	A job posting is issued and posted at all domestic company locations.

B.	The Employer will use the following criteria to determine if a pilot meets the requirements to be considered for a job opening:
1)	The customer must accept the pilot applicant, and

2)	The Employer reserves the right to require a minimum of six (6) months in a previously awarded job; or twelve (12) months in a previously awarded job involving an upgrade or transition with a pay increase; or twenty-four (24) months in a previously awarded job involving a company paid relocation. Except for the six month requirement and a company paid relocation, nothing in this language prevents a pilot from an upgrade or promotion opportunity.
C.	The job opening is awarded to the qualified pilot with the greatest bidding seniority.

D.	If no qualified applicant submits a bid, the employer shall award the job using the following criteria:
1)	In EMS:
a)	Select and qualify the senior applicant who meets customer requirements.

b)	Select and qualify the senior furloughed pilot who meets customer requirements.

c)	Hire from outside the company as necessary to fill job opening.
2)	In all other business units:
a)	Transition the senior applicant who is otherwise qualified except as to aircraft type if the transition or specialized training does not involve a pay increase.

b)	Select the least senior qualified pilot from the pilot pool.

c)	Select and qualify the senior applicant who meets customer requirements (such as aircraft transition with a pay increase or upgrade).

d)	Select and qualify the least senior pilot from the pilot pool who meets customer requirements.

e)	Select the least senior qualified pilot.

f)	Select and qualify the least senior pilot who meets customer requirements.

g)	Select and qualify the senior furloughed pilot who meets customer requirements.

h)	Hire from outside the company as necessary to fill job opening.

     10. Before removing a pilot from a previous bid and assigned job, the Employer will first attempt to get the customer to modify job requirements to allow a pool pilot to fill the job until such time as an applicant can be trained or otherwise qualified to fill the job.
     11. The Director of Operations may temporarily assign a qualified pool pilot to fill an immediate or new contract job opening until a job posting and qualifications can be accomplished. In the event a qualified pool pilot is not available, the Director of Operations may assign another qualified pilot. This assignment will normally not exceed ninety (90) days, but may be extended an additional ninety (90) days for extreme and unusual operational necessity. Upon completion of the assignment, the pilot may return to his regularly assigned job if that job still exists. His regularly assigned job while he is on reassignment will be filled on a temporary basis. While on such assignment, the pilot will be paid per diem at the rate specified for pool pilots, so long as he is assigned to a job at a base other than his regularly assigned base.
     12. Except as otherwise provided in this Article, pilots shall not be removed from their regularly assigned jobs to cover vacant jobs for more than three (3) consecutive workdays, not to exceed three (3) workdays per hitch and a total of nine (9) workdays per calendar quarter.
     13. A pool pilot may submit a request for a base assignment, and Scheduling will make a good faith effort to honor such request on a seniority basis.
     14. In any case in which a pilot is interviewed by a customer for a position, the Employer will provide the customer with the training records, medical certificate and any commendations and/or disciplinary actions in the pilot’s personnel or operations file. No other records will be provided unless requested in writing by the customer.

Article 10. Schedules of Service
     1. Pilots will work a schedule that complies with applicable Federal Air Regulations (FARs) and will essentially be one of the following types of work schedules:
A.	An earned day off for each day worked (e.g.- 6/6, 7/7, 14/14, 4/3/3/4, 5/2/5/9);

B.	An earned day off for each two days worked (e.g.- 8/4, 10/5, 14/7);

C.	Two days off for each 5 days worked (8 1/2 hour duty day where the pilot is required to remain at the base);

D.	Two days off for each 5 days worked (14 hour duty day where the pilot is not required to remain at the base when there is no flight requirement); and

E.	Continuous duty (e.g.- fire fighting, and other temporary assignments usually not exceeding ninety (90) days). The Employer will attempt to provide the pilot on continuous duty two (2) days rest for each fourteen (14) duty days.
          The provisions of this Article are intended to define a pilot’s pay in a biweekly payperiod and should not be construed as a guarantee of hours of work or hours paid in a payperiod or as a limitation of the Employer’s right to schedule work or change the workday, the workweek, or the work schedules as required by operations. However, the Employer agrees to confer with the Union for any work schedule which deviates from those listed above, including the appropriateness of any schedule bonus.
     2. The standard work schedule for Oil & Gas operations is the 7/7 schedule (i.e.- 7 days on and 7 days off). Any job assignment deviating from the 7/7 schedule, including those other work schedules listed above, shall be filled according to Article 9. Job Posting & Bidding Article.
     3. The Employer will make assignments of pilots in compliance with FAR required flight duty time limitations and rest periods.
     4. A pilot’s work days shall not be changed without at least five (5) calendar days notice unless caused by extreme or unusual operational changes or upon mutual agreement between the pilot and the Employer.
     5. A pilot may leave his duty location, with his manager’s approval, if it is determined that no flying or other job requirements are foreseeable for the remainder of the duty day.

Article 11. Leaves of Absence
     1. A Leave of Absence (LOA) is intended to account for a reasonable period of time that a pilot may be required to be absent from the job for reasons other than VSTO, STO, or paid bereavement leave. A LOA may fall into one of the following categories:
A.	Informal LOA (a reasonable time not to exceed 30 days) without pay may be granted to a pilot for urgent personal matters. Some examples include attending special schools for personal benefit, a need to handle family affairs associated with the death or serious illness of a close family member, or other special reasons. Except as approved by the Director of Human Resources, a pilot may be granted no more than one (1) Informal LOA in a 2-year period.

B.	Formal LOA (a reasonable time up to one (1) year, or in cases of non-occupational injury or illness which may be extended an additional year if the Employer and the physician agree that the pilot is likely to return to active duty during the extension) without pay may be granted to a pilot to extend the time they are gone from work for recuperation from an injury or illness, or to allow a pilot with insufficient paid time off to fulfill the 90 day waiting period for the Long Term Disability Plan. A pilot on a Formal LOA may be required by the Employer to provide periodic proof that he remains disabled from work. Except as approved by the Director of Human Resources, a pilot may be granted no more than one Formal LOA in a 2-year period.

C.	Military LOA- Military leaves of absence and reemployment rights upon return from such leave shall be granted in accordance with applicable laws. All orders for military duty, including National Guard and Reserve duty, shall be provided in writing to the Director of Operations, within four (4) calendar days of receiving the orders. A pilot on a military leave shall retain and accrue company and bidding seniority.

D.	Family & Medical LOA (leave granted under the Family and Medical Leave Act) will be granted to eligible pilots as required by law. The Employer’s separate policy on leaves associated with the Family and Medical Leave Act will apply in these type leaves of absence. A pilot on FMLA will continue to accrue all seniority rights. In a case of a serious non-occupational health condition of a pilot who does not return to work within the twelve (12) week period provided for under the FMLA, he will be placed on a Formal Leave of Absence.
     2. A pilot who wishes to apply for a leave of absence must submit his request in writing to his supervisor. This written request must include the expected duration of the leave, the purpose of the leave and where the pilot may be contacted during the leave. It is the pilot’s responsibility to keep Human Resources informed of any changes in his contact information for the duration of the approved leave.
     3. All requests for leaves of absence must be submitted in writing and must be approved by the Department Manager and the Director of Human Resources. Except as approved by the Director of Human Resources, a pilot will not be granted a leave of absence (except a Military

LOA or Workers Compensation LOA) without first using all VSTO or in the case of a Formal leave of absence for illness or injury without first using all STO.
     4. Prior to returning to duty from medical leave, a pilot may be required to present a physician’s statement to the Employer verifying that he is medically fit to perform all pilot duties.
     5. A pilot on any non-medical leave of absence may continue certain benefits, if any, such as Medical, Dental, Life Insurance, and Long Term Disability/Loss of License for a maximum of one (1) month at premium rates comparable to what other represented pilots are paying. A pilot on any non-occupational leave of absence may continue certain benefits, if any, for a maximum of six (6) months at premium rates comparable to what other represented pilots are paying.
     6. Continued pilot contributions and Employer matching in the 401(k) plan, if any, are based exclusively on receipt of wages in any payperiod.
     7. A pilot will continue to accrue VSTO and all seniority rights for a maximum of 90 days for any leave of absence. However, a pilot on a Military Leave of Absence, Worker’s Compensation Leave of Absence and non-occupational serious illness or injury will continue to accrue company and bidding seniority for the duration of the leave.
     8. Approval of any leave of absence for a probationary employee rests exclusively with the Employer. If a pilot is granted a leave of absence during his probationary period, his probationary period shall be extended accordingly.
     9. In the event of a reduction-in-force, a pilot on a leave of absence who would otherwise be laid off will have his leave of absence cancelled. The pilot will be notified that his rights under this agreement have been changed to those of a furloughed pilot.
     10. A pilot returning from a leave of absence will be returned to his duty position if it still exists or any other vacant position where his seniority and qualifications permit. Any pilot returning from a leave of absence who requires training prior to returning to flying will be scheduled for required training within seven (7) duty days or the next scheduled class from the time the pilot notifies the Employer he is returning from such leave and has met all requirements to return to flight duty. Pay shall resume when the pilot commences training.
     11. All leaves of absence shall specify the date on which the pilot will return to duty unless mutually agreed otherwise or by operation of law.
     12. All leaves of absence shall be without pay unless otherwise specified in this agreement.
     13. Failure of any pilot to return to active status at the end of any leave of absence shall be deemed a voluntary resignation and his name will be removed from the seniority list.

     14. Any pilot on a leave of absence who enters the services of another employer or who enters into a business of his own without first obtaining written permission from the Employer, will be terminated and will forfeit his seniority rights.

Article 12. Paid Days Off and Banked Days
PAID TIME OFF AND LEAVE ACCURAL
     1. There will be two types of leave accrual banks: a Vacation and Scheduled Time Off Bank (VSTO) and a Sick Time Off (STO) Bank. These two banks are used to give a pilot more flexibility and control for his paid time off.
VACATION AND SCHEDULED TIME OFF
VSTO Accrual
     1. The number of VSTO days earned each year is dependent on a pilot’s years of active service with the Employer.

Completed Years of Active
Service As A Pilot	Accrual Units
1-5 Years	10
6 Years	11
7 Years	12
8 Years	13
9 Years	14
10-11 Years	15
12-13 Years	16
14-15 Years	17
16-17 Years	18
18-19 Years	19
20 Years and More	20
     To compute work days vacation due:
–	5&2, 8&4, 10&5 schedules: Multiply accrued units by 1.0

–	All one for one schedules: Multiply accrued units by 0.7 & round to nearest day
     2. In order to accrue VSTO days, a pilot must be an active pilot on the payroll for at least fifteen (15) days in a month.
     3. A new hire pilot will accrue VSTO in a month only if he is on the payroll prior to the fifteenth (15th) of the month.
     4. A pilot does not earn and is not eligible to take VSTO days until he completes one (1) year of active duty with the Employer.
Scheduling and Bidding VSTO

     1. VSTO is to be used for scheduled time off. A pilot may request up to seven (7) day-at-a-time (DAT) VSTOs per year. Approval of the individual DAT VSTO days is based on operational needs. The request must be submitted to the Scheduling Department prior to the end of a hitch for use in the next hitch. DAT will be granted on a first-come, first-serve basis.
     2. A pilot may bid all or part of his VSTO accrual as full weeks of vacation. In cases where more than one pilot desires full week VSTO days on the same work hitch and the Employer must limit such request due to operational needs, the full week VSTO days will be awarded to the pilot(s) with the greatest company seniority. The Employer may limit the number of pilots permitted time off at any one time due to operational needs.
     3. Full week requests must be made at least sixty (60) days in advance. Approvals will be given to pilots no less than thirty (30) days prior to the start date of the pilot’s requested vacation.
     4. A pilot may request the Employer purchase up to eighty (80) hours accrued VSTO once each twelve months. In this case the pilot must submit his request in writing to the Director of Human Resources. A pilot may accrue a maximum of three hundred forty-four (344) hours VSTO at his anniversary date.
     5. A pilot may elect to use his VSTO bank to supplement any Workers Compensation payments due an injury/illness incurred on the job with the Employer as described in Article 13, On-the-job Injuries/Worker’s Compensation.
     6. All VSTO days are paid at a pilot’s applicable daily rate, except as provided for by Employer policy.
VSTO Cancellation due to Operational Necessity
     1. In the event VSTO days are canceled due to operational necessity, the Employer shall notify the affected pilot. Cancellations shall first be offered to volunteers in reverse seniority order. If an insufficient number of pilots voluntarily accept cancellation, remaining cancellations shall be involuntarily cancelled and assigned in inverse seniority order. If a vacation is involuntarily cancelled by the Employer or the pilot voluntarily cancels his vacation at Employer request, the pilot shall be paid one hundred and fifty (150) percent of his base pay for that period of scheduled vacation that he actually works.
     2. When a full week’s VSTO is canceled, the pilot and the Employer shall attempt to find a mutually agreeable substitute block during the current year. In the event a mutual agreement is not reached, the pilot may elect to receive compensation in lieu of vacation. In this case, the pilot will not be limited to the maximum of eighty (80) hours Employer purchased VSTO as described in Section 4 above.
     3. In the event the Employer cancels a pilot’s full week VSTO for operational needs and it was involuntary on the pilot’s part, all non-refundable vacation deposits which the pilot, with the assistance of the Employer, is unable to recover shall be reimbursed to the pilot. In order to receive reimbursement, the pilot shall provide the Employer with proof of the deposit.
Treatment of VSTO Upon Termination
     1. In the event a pilot voluntarily leaves the Employer (including retirement or permanent disability), he will be paid for his accrued VSTO days provided he has given the Employer two weeks notice of his departure.
SICK TIME OFF (STO)
     1. Sick Time Off (STO) Days are granted to a pilot to provide an opportunity for him to recover from an illness or injury. A pilot may elect to use his STO bank to supplement any Workers Compensation payments due to an injury/illness incurred on the job with the Employer as described in Article 13, On-the-job Injuries/Worker’s Compensation.
     2. The number of STO days accrued each year is dependent on a pilot’s years of active service with the Employer according to the following schedule:

Completed Years of Active
Service As A Pilot	Accrual Units/year
6 months but less than 1 Year	1
1 Year but less than 2 Years	1
2 Years but less than 3 Years	2
3 Years but less than 4 Years	3
4 Years and over	4
     To compute work days STO accrued:
–	5&2, 8&4, 10& 5 schedules: Multiply accrued units by 5

–	All one for one schedules: Multiply accrued units by 3.5
     3. A pilot may accrue a maximum of 560 hours STO, except that any pilot who has greater than this maximum at the time this agreement is executed shall be grandfathered with his accrued STO and will not accrue any additional STO until such time as his total STO hours drops below the 560 hour maximum. STO days will be accrued to a pilot only after he has completed six (6) months of active duty with the Employer.
     4. All STO days are paid at a pilot’s applicable daily rate, except as provided for by Employer policy.
     5. Unscheduled absences are taken in the following order:
A.	Unscheduled absences due to personal illness or injury off the job will be taken from the STO Bank.

B.	Once the STO Bank is exhausted, a pilot may use his remaining unused VSTO days.

C.	Unbid accrued VSTO days must be used for any additional unscheduled absences.

     6. Use of VSTO and STO on Family Medical Leave shall be required pursuant to Family Medical Leave Act policy of the Employer. Use of VSTO days for other leaves of absence will be pursuant to the Employer’s leave policies.
     7. A pilot who is out on STO days for seven (7) consecutive work days will be required to provide a physician’s statement at that time and on a monthly basis until he is released by the physician to return to active duty. The pilot is responsible to ensure the FAA has cleared the pilot to return to active duty if such illness or injury requires this FAA clearance.
     8. Maternity leave and disabilities caused or contributed by pregnancy, miscarriage, abortion, childbirth and recovery therefrom shall be treated as time covered by STO.
     9. Pilots and the Union share in the responsibility for preventing unnecessary absences and shall assist the Employer in its efforts to minimize any abuse of excessive absenteeism.
A.	A pilot who cannot perform his duties due to a non-occupational injury or illness shall immediately report such absence and the reason for it to his immediate supervisor. A pilot shall personally contact his supervisor on a daily basis during his scheduled work hitch unless physically unable to do so and shall advise the supervisor of his expected date of return and a telephone number where he can be reached during his absence.

B.	Upon reasonable suspicion of misuse of such leave, the Employer reserves the right to require a physician’s certificate or an examination by a Employer-designated physician. To the extent any Employer-requested examination is not covered by insurance, it shall be paid for by the Employer provided the pilot submits receipts for reimbursement in a timely manner.

Article 13. On the Job Injury/Workers’ Compensation
     1. A pilot is eligible for worker’s compensation benefits with respect to injuries or illnesses arising out of and in the course of employment with the Employer, provided that the pilot injured on the job reports the injury immediately to his supervisor. If the injury is not immediately apparent, the pilot must notify his supervisor as soon as the injury becomes apparent.
     2. A pilot injured on the job will receive his worker’s compensation benefits in accordance with applicable law. The Employer will make whole any lost wages for the pilot during the statutory waiting period to the extent that such wages are not paid by the Worker’s Compensation carrier or the state.
     3. The pilot shall inform his supervisor of the injury and immediately complete the First Report of Injury and give to the supervisor (unless urgent medical care is required for the pilot in which case this report shall be completed as soon as practical). If the pilot refuses medical attention, he must complete and sign the refusal of care form and give it to his supervisor.
     4. A post-accident drug and alcohol screen will be performed if the injury is a direct result of the actions of the pilot or if required by Company policy, DOT or FAA regulations.
     5. Pilots unable to report to work on their next scheduled workday due to an On the Job Injury (OJI) will be placed on Worker’s Compensation (WC) leave of absence. VSTO and STO days will not be charged to a pilot who is injured on the job. The pilot is eligible to use Long-Term Disability insurance, if any, at the end of the waiting period. A Worker’s Compensation leave and leave under the FMLA shall run concurrently in cases of on-the-job injuries or illness, except such leaves shall not prevent the pilot from obtaining an additional leave for other reasons covered by the FMLA within the twelve (12) month period prescribed by law.
     6. A Workers Compensation leave of absence of up to one (1) year will be granted to a pilot who experiences an on-the-job injury/illness (OJI) and is medically required to be absent from work. If the pilot is unable to return to work following the one year leave, the Employer will consult with the pilot’s physician and Aeromedical Medical Examiner in a review of the pilot’s medical prognosis to determine if an extension of the leave is necessary, in which case the leave may be extended not to exceed thirty-six (36) months from the date of the injury.
     7. WC leave will have no effect on the pilot’s seniority with the Employer and the pilot will accrue VSTO while on WC leave for up to one year. All insurance benefits, if any, shall continue to be available to the pilot on the same basis as other active represented pilots for a maximum of twelve (12) months of WC leave. If the pilot continues on Workers Compensation leave beyond twelve (12) months, he may continue his insurance benefits at the same premium rate as under COBRA.

     8. A pilot on WC leave will contact his Supervisor or Human Resources weekly to update his progress and discuss returning to work.
     9. If the pilot is unable to return to active duty, either in a restricted or unrestricted capacity, at the end of his Worker’s Compensation leave of absence, his employment will be terminated.
     10. The Employer may require an injured pilot to submit to a physical examination at the Employer’s expense.
TRANSITIONAL WORK POLICY
     1. At the Employer’s discretion, a pilot on WC leave may be offered, and he may accept, a transitional work assignment within the restrictions placed on the pilot by the treating physician. Human Resources and the supervisor will work with the physician to determine if the pilot’s restrictions allow him to perform the transitional work.
     2. If the pilot is unable to return to work in his regular job, but can perform other duties beneficial to the organization, the supervisor working with Human Resources may temporarily assign the pilot to a transitional work assignment which falls into one of the following categories:
A.	he temporarily fills a vacant position;

B.	he performs work which will offset overtime or vacation.;

C.	he performs work which reduces the need for contractors or temporary pilots; or

D.	he performs project work beneficial to the Employer.
     3. This arrangement will be reviewed by the Supervisor and Human Resources with the treating physician at least twice a month to determine if the pilot is able to return to full duty.
     4. If the pilots regular rate of base pay is within the pay range for the temporary assignment, then the pilots base pay shall not be reduced, otherwise the Supervisor working with Human Resources will determine an appropriate pay rate.
     5. It is the sole discretion of the Employer to return an injured/disabled pilot to work prior to their full medical release and to determine duration of the accommodation.

Article 14. Bereavement Leave
     1. The provisions of this section are intended to provide pilots with paid leave, if needed, in cases of death of a member of the pilot’s immediate family while the pilot is scheduled to work.
     2. Paid time may be granted to a pilot for a death to a member of the pilot’s immediate family while the pilot is scheduled to work. Immediate family is defined as: Parent (or legal guardian), Sister, Brother, Spouse, Children, Grandparents, Mother-in-Law, or Father-in-Law.
     3. The Employer will grant bereavement leave for the death of a pilot’s immediate family. This leave shall be granted for up to three (3) consecutive days for each occurrence, provided however, that such three day period must include the day of the funeral, or absent a funeral, a memorial service. Pilots will be paid for each duty day missed during this three day period. A pilot must receive Employer approval for any additional time off work for bereavement leave and the pilot may use accrued VSTO to cover his pay for such additional time off.
     4. The pilot shall provide, and the Employer will accept, any reasonable proof of death and verification of the date of the funeral or memorial service.

Article 15. Jury Duty
     1. Jury Duty is considered an authorized absence with regular pay. Any monies received by a pilot from the court for Jury Duty shall be signed over to the Employer.
     2. A copy of the jury summons should be forwarded to the Human Resources Department
     3. Jury Duty pay is not applicable when a pilot is on leave of absence, VSTO/STO or layoff.
     4. In the event a pilot is released from Jury Duty on a duty day, he shall be required to return to his base provided the court is located within reasonable proximity to the base and he has at least six (6) hours remaining in his duty day.
     5. If a pilot is called for Jury Duty twice within a twelve (12) month period in jurisdiction where citizens are exempt on the second call within the twelve (12) period, the Employer is not obliged to pay for Jury Duty.
     6. Pilots under subpoena for reasons other than those benefiting the Employer or jury duty, will be charged VSTO. When VSTO is not available, the time off will be without pay.

Article 16. Fees and Physical Examinations
     1. It shall be the responsibility of each pilot to maintain an appropriate and current FAA medical certificate, and to provide a copy of this certificate to the Employer by the 20th of the month in which it is due.
     2. It shall be the responsibility of each pilot to maintain the appropriate FAA pilot certificate(s) required for his duty position. The pilot shall provide the most current certificate(s) to the Employer, and immediately report any changes that affect the validity of those certificates.
     3. It shall be the responsibility of each pilot to arrange his required medical examination as required by the FAA by a qualified aeromedical examiner of the pilot’s choice. Such medical examinations are to be scheduled and conducted on the pilot’s off duty time. The pilot is responsible for all costs associated with these medical examinations to the extent that these costs are not covered by the wellness benefit under the Employer medical insurance, if any.
     4. When the Employer believes that there are grounds to question a pilot’s physical or mental condition to remain on flight status, the Employer may require that such pilot be examined by a FAA designated aeromedical examiner (AME) selected by the Employer. The Employer shall pay for this medical examination or tests required by the Employer pursuant to this Article. The pilot agrees to sign a medical release to allow a copy of the results to be given to the Employer and the pilot shall also be provided a copy of this report. This report will state specifically if the pilot is unable to perform his duties.
     5. A pilot who fails to pass an Employer’s medical examination may have a review of the case. Such review will be conducted by the Medical Certification Branch of the FAA. The pilot may, at his expense, have a second medical examination conducted and submitted along with the Employer’s medical examination to this branch of the FAA.

Article 17. Training
     1. For the purposes of this agreement, the following terms apply to pilot training and duty position assignment:
A.	Initial New Hire Training. This training category is for newly hired pilots who have not had previous experience with the Employer or rehires who are not eligible for recurrent training. It also applies to pilots employed by the Employer who have not previously held a crewmember position.

B.	Initial Equipment Training. This category of training is for pilots who have been previously trained and qualified for a duty position by the Employer (not new hires) and who are being reassigned for any of the following reasons:
(1) For Part 135 operations, the crewmember is being reassigned in one of the following circumstances:
a) Reassignment to a different duty position or a different aircraft type and the crewmember has not been previously trained and qualified by the Employer for that duty position and aircraft type.
b) Reassignment to an aircraft of a category or class for which the crewmember has not previously qualified with the Employer.
C.	Transition Training. This category of training is for a pilot who has been previously trained and qualified for a specific duty position by the Employer and who is being assigned to the same duty position on a different aircraft type.

D.	Upgrade or Promotion Training. This category of training is for a pilot who has been previously trained and qualified as First Officer, IFR (SIC or second in command) by the Employer and is being assigned as a Captain, IFR (PIC or pilot in command) to the same aircraft type for which the pilot was previously trained and qualified.

E.	Recurrent Training. This category of training is for a pilot who has been trained and qualified by the Employer, who will continue to serve in the same duty position and aircraft type, and who must receive recurring training and/or checking within an appropriate eligibility period to maintain currency.

F.	Requalification Training. This category of training is for a pilot who has been trained and qualified by the Employer, but is not current to serve in a particular duty position and/or aircraft due to not having received recurrent training and/or a required flight or competency check within the appropriate eligibility period. Requalification training is also applicable if a crewmember fails a required test or check.

G.	Specialized Training. This is training conducted for pilots who are assigned to a job they have not previously flown for the Employer or is supplemental training. Some examples, but not a complete list, of specialized training are; fire fighting, long line, mountain, EMS, Offshore, and rescue hoisting; and some examples of supplemental training are water survival and customer required training.

H.	Duty Position: The functional or operating position of a crewmember. For purposes of this agreement, duty positions are Captain, IFR; First Officer, IFR; and Captain, VFR.

     2. When it becomes necessary to transition or upgrade (promote) pilots, bidding seniority shall be given priority to the extent possible subject to job and customer requirements.
     3. Recurrent Training
A.	Recurrent training will be conducted in accordance with the Employer’s FAA approved training program. Pay for recurrent training will be in accordance with Article 21, Section 9.

B.	Each month the Employer will publish a list of those who are scheduled for recurrent training; however, it is the pilot’s responsibility to know when his recurrent training and/or checkrides are due, and to notify the director of training if he has not been scheduled at the appropriate time. In the event a pilot is unable to attend training on the day(s) scheduled, he will notify the director of training or his representatives as far in advance as possible. If a mutually acceptable date cannot be agreed upon by the pilot and the Director of Training, the pilot shall be obligated to attend on the originally scheduled date(s).
     4. Transition, Upgrade, and Initial Equipment Training, and Specialized Training
A.	Transition, Upgrade, and Initial Equipment training will be conducted in accordance with PHI’s FAA approved training program. Pay for Transition, Upgrade, and Initial Equipment training will be in accordance with Article 21, Section 9.

B.	A pilot who fails training during an upgrade, transition, initial equipment or specialized course will not be eligible to reapply (in writing) for that training for six (6) months unless approved by the Chief Pilot, the Director of Operations or their representative. A second failure of an upgrade, transition, initial equipment training or specialized course will make the pilot ineligible for that course for at least twelve (12) months, and only then with the approval of the Chief Pilot, the Director of Operations or their representative.
     5. Initial New Hire Training
A.	Initial New Hire training will be conducted in accordance with PHI’s FAA approved training program. Pay for Initial New Hire will be in accordance with Article 21, Section 9.
     6. Training, Checking, or Testing Failures
A.	Training (Initial New Hire, Recurrent, Initial Equipment, Transition, Upgrade, or specialized training). A pilot who is unable to successfully complete a required portion of training will have that training discontinued. The Director of Training will consult with the pilot in an effort to determine the cause of the of the pilot’s inability to complete the training. The pilot may request a change of instructor, and the Employer will grant this request if another instructor is available. If the pilot is still unable to successfully complete the training, the Director of Training will determine if training is to be continued or stopped. If the Director of Training stops the training, the pilot will be returned to his previous job. If that job no longer exists, the pilot will be assigned to the pilot pool. In the case of Initial New Hire training, the Chief Pilot or the Director of Operations will review the pilot’s training records and make a determination as to the appropriate course of action.

B.	Checking or Testing Failures. A pilot who fails a required test or check will immediately be removed from flight duty. The pilot will be offered additional training if necessary, and a recheck, if he successfully completes the additional training, providing that the pilot has had no previous failures within the past three (3) years. The pilot may request a change of instructor or check airman, and the Employer will grant this request if another check airman is available. If the pilot has had a previous failure within the past three (3) years, the Chief Pilot or the Director of Operations, will consult with the pilot and determine an appropriate course of action. If further training, testing or checking is approved by the Chief Pilot or the Director of Operations, the pilot may request a check airman change. The Employer will grant this request if another check airman is available. The pilot may request a recheck by an FAA inspector, and the Employer will make an effort to accommodate this recheck request, but does not control the availability of an FAA inspector. If the pilot fails the recheck, the Chief Pilot or Director of Operations will determine an appropriate course of action.

C.	Pay Procedures for Checking or Testing Failures. The Employer will make a reasonable effort to retest or recheck within seven (7) days of the date of the initial test or check failure. If the pilot fails a retest or recheck, he will be returned to his previous job, if qualified. If that job is not available, the pilot will be reassigned to the pilot pool, if qualified. The Employer will provide housing and per diem for time spent in training, testing or retesting, and;
(1)	A pilot who fails any required test or check and has not failed a test or check within the past thirty-six (36) months will be ineligible for any additional pay during his earned time off and will be removed from flight duty. The pilot will be eligible for up to seven (7) scheduled workdays pay following the failure provided he has not declined to retest or recheck during his earned time off. If the additional time beyond the seven (7) scheduled missed workdays is due to the pilot’s unavailability or the pilot declines the opportunity to retest or recheck during his earned time off, then all time for missed scheduled workdays will be either leave without pay or VSTO, until the pilot completes the retest or recheck.

(2)	A pilot who fails any required test or check and has failed a test or check within the preceeding thirty-six (36) months will be ineligible for any additional pay during his earned time off and will be removed from flight duty and will be placed on leave without pay or VSTO, until he successfully passes the retest or recheck.

     7. Training Committee
A.	The parties agree to create to a joint training committee, which shall consist of two (2) representatives designated by the Employer, and two pilots designated by the Union. The role of the Training Committee shall be to jointly review pilot recommendations for changes and improvements in the pilot training programs. Pilot representatives shall function in an advisory capacity. The training committee will meet periodically as necessary, but no less than once per year.

Article 18. Facilities, Equipment and Uniforms
FACILITIES
     1. Except for regular assignments in Fixed Wing, EMS, firefighting and other unique operations in remote areas, the Employer shall provide pilots with clean and comfortable rooms near its operating bases. These may be either apartment units, motels, or mobile homes. The rooms will be provided under the following circumstances:
A.	When a pilot does not work within thirty (30) miles of his home regardless of whether he is on regular work schedule or workover; or

B.	When travel back to his home would prevent the pilot from receiving minimum rest in accordance with FARs.
     2. All mobile homes provided by the Employer will be limited to a maximum of five (5) bedrooms. If any pilot(s) in a mobile home objects to such sleeping accommodations for valid reasons, the Employer will endeavor to place the pilot(s) in alternate accommodations. Quality furnishings will be provided in each mobile home, including air conditioning, furniture, two refrigerators (in units with five (5) bedrooms), television with selectable cable or equivalent, stove and microwave oven, and cooking and eating utensils. If not provided in the mobile homes, washers and dryers will be provided near the operating bases.
     3. For Employer-provided accommodations, the Employer will provide maid service weekly to clean the facility and replace towels and bed linens. Adequate numbers of clean towels and linens will be provided to pilots at least once per week. When a pilot vacates a room, it is his responsibility to remove his bed linens and place his towels and linens in the designated location inside the residence.
     4. The Employer will arrange transportation to and from Employer-provided off-base accommodations for pilots who are assigned to a different work location than the location the pilot initially reported to, unless the pilot used his personal vehicle to move to that new work location. The Employer will endeavor to arrange transportation to such pilots at meal times as necessary.
     5. Pilots on temporary assignment or workover (other than at their regularly assigned base) in EMS shall be provided with clean and comfortable housing near the assigned work location and the Employer will arrange transportation to and from the accommodations when required. The Employer will provide or reimburse Fixed Wing pilots for accommodations when the pilot is required by the Employer to remain overnight (RON). If a pilot is assigned to a fire fighting assignment or other unique remote area assignments, the Employer will provide clean and comfortable housing where available.
     6. All Employer-provided accommodations shall be single occupancy, if available.
     7. The Union may appoint a Crew Accommodations Committee to work jointly with the Employer concerning pilot complaints about pilot accommodations. The Committee may make recommendations to the Employer to improve crew accommodations and base living conditions.
     8. The Employer will make a reasonable effort to insure that customer-provided accommodations are suitable, clean and comfortable. If a pilot finds the customer-provided accommodations substandard, he shall immediately report his specific complaint to the Employer, and the Employer will promptly investigate and seek to resolve the complaint. In any case where the customer-provided accommodations are substandard, with Employer approval, the pilot may be permitted to move to another location with acceptable accommodations.
     9. It will be the responsibility of each pilot housed in Employer-provided accommodations to maintain the cleanliness of his area, treat all furnishings and appliances with care, and report any items in need of repair to the appropriate supervisor or Area Manager. Smoking is not permitted in Employer-provided accommodations.
     10. Employer-provided accommodations are to be used by PHI employees only.
EQUIPMENT
     1. The Employer shall make available to its pilots all equipment required to perform their duties.
     2. Pilots are responsible for all equipment assigned to them, and if they lose equipment, or damage equipment through negligence, the pilot will be required to reimburse the Employer for the cost of the replacement. Employer-provided equipment that becomes inoperative as a result of normal wear and tear will be repaired or replaced by the Employer.
     3. The Employer will provide each pilot with an individually assigned headset. If the pilot loses or damages the headset, the pilot will be required to purchase a replacement. Headsets that become inoperative as a result of normal wear and tear will be repaired or replaced by the Employer.
PILOT UNIFORMS
     1. Pilot uniforms are provided by the Employer and are required to be worn while on duty in the work environment. The Oil & Gas pilot uniform consists of tan shirt with shoulder boards and brown trousers. The IHTI pilot uniform consists of blue shirt with shoulder boards and blue trousers. The Aeromedical pilot uniform is appropriate to the customer assignment. Uniform colors are at the sole discretion of the Employer.
     2. Pilots will be issued fourteen (14) garments for seven (7) complete uniforms when hired. Short or long sleeve shirts may be ordered in any combination totaling seven (7), but may not be substituted for ordering extra pants. In addition, a pilot may be issued up to four (4) caps per year.

     3. Pilots’ names will be displayed on the uniform shirts. Space limitations dictate a maximum of twenty-seven (27) total letters. The maximum number of letters for the first name is eleven (11). If the pilot’s first name exceeds eleven (11) letters, the initial letter of the first name will precede the last name. A pilot may choose not to display his last name. Nicknames which are derivatives of given first, middle, or last names can be used on the uniform shirt.
     4. The replacement of pilot uniforms for reasonable wear and tear will be based on Employer approval.
     5. Substitution or modification other than tailoring for proper fit of uniform parts is not permitted. Shirts will be worn tucked in. Belts will be worn. The headgear issued by the Employer or that of an appropriate customer or manufacturer may be worn.
     6. Pilots shall maintain their uniforms in a clean and professional condition.
     7. Pilots shall wear brown or black professional footwear.

Article 19. Severance Pay
     1. A pilot who is laid off and goes on furlough with the Employer shall receive severance pay according to the schedule in Section 2 below except if one or more of the following conditions exist he shall receive no severance pay:
A.	He refuses to accept a job or assignment within his category as “pilot” with the Employer;

B.	The lay off is caused by circumstances beyond the control of the Employer; or

C.	He is dismissed for cause, resigns or retires.
     2. Severance pay will be paid within seven (7) days of the pilot’s furlough according to the following schedule:

Years Company Service	Calendar Weeks Severance Pay
1 year but less than 4 years	2
4 years but less than 8 years	4
8 years but less than 12 years	6
12 years but less than 16 years	8
16 years or more	10
     3. The Employer may offer voluntary leaves of absence or voluntary furloughs to offset scheduled furloughs. Any volunteer selected by the Employer for furlough shall be covered by the provisions of this Article.
     4. Medical, dental and life insurance, if any, shall continue until the end of the month the pilot terminates provided such pilot pays appropriate premiums. The pilot will be eligible for COBRA coverage at that time.

Article 20. Moving Expense
     1. It is the policy of PHI to assist and ease the financial and other burdens associated with the reasonable expenses of relocation. This policy will provide uniform and equitable treatment regardless of work location within the United States.
     2. Pilots who relocate at the request of the Employer who are required to live within one (1) hour of the job location shall be reimbursed under this policy, however, a move will only be paid if it results in the Employer not having to provide the pilot with Employer-provided accommodations at his new work location. In the event the Employer reimburses a pilot for relocation to a new job assignment and that job contract later ends, the Employer will reimburse the pilot’s relocation to his previous domicile or his next assignment.
     3. The Human Resources Department will assist relocating pilots to facilitate their move.
     4. Eligible pilots will be reimbursed for reasonable expenses of moving as follows:
A.	Packing, insuring, shipping, unpacking and placement of household personal effects and reasonable items of furniture, furnishings, clothing, appliances, tools and equipment from the principal place of residence to the new home up to a maximum of 12,000 pounds. Special handling items as defined by the moving company will not be eligible for reimbursement (e.g.- transportation of pets/animals, boats, automobiles, motorcycles and heavy shop equipment).

B.	Automobile(s) will not be transported as part of the household goods move. PHI will pay the cost of driving one vehicle per family by the most direct AAA highway mileage route at the current mileage rate established by the IRS. No expenses will be paid for a second vehicle.

C.	Transportation of pilot and family at the time of the move:
•	Mileage at current IRS rate by the most direct AAA highway mileage route from home to home

•	Pilots will be allowed the following enroute expenses when properly substantiated by receipts during the period of enroute travel:
I.	For pilot only - $30.00/day

II.	For pilot and Spouse - $60.00/day

III.	For each dependent child - $15.00/day
•	The period of enroute travel shall continue after arrival until the day the household effects arrive or until the end of the fifth (5th) day, whichever comes first.

D.	For the purpose of determining necessary travel time, the Employer will allow one (1) travel day for each five hundred (500) miles or fraction thereof, to a maximum of five (5) travel days when driving a vehicle. The pilot is expected to move during his days off and be prepared to work on his assigned schedule. The most direct AAA mileage between the two (2) cities will determine travel time.
     5. Pilots eligible for Employer paid moving expenses who elect to move themselves shall be reimbursed for actual moving expenses such as truck or trailer rental, gas, oil, drop-off and other Employer-approved expenses. Pilots must notify the Employer in advance of a move, receive prior Employer approval, and follow the specified procedures per Company policy in order to be reimbursed. Actual expenses reimbursed cannot exceed the total estimated cost of a Company-coordinated move.
     6. Federal Tax Regulations require an Employer to include moving reimbursements as gross income. The Internal Revenue Code allows reasonable moving expense deductions provided pilots use the itemized deduction procedure when filing their income tax returns.
     7. Pilots who voluntarily leave the Employer within twenty-four months of a paid move will be required to reimburse the Employer for all moving expenses provided herein.

Article 21. Base Pay
     1. A pilot will be placed in his appropriate pay scale based on the type of aircraft flown and his years with the Employer as a pilot, except where a pilot has been hired and given credit for appropriate previous experience.
Captain, VFR (PIC)/First Officer, IFR (SIC)/First Officer, Fixed Wing (SIC)

	1/1/2001	June 2001	June 2002	June 2003
STEP	Annual Pay	Annual Pay	Annual Pay	Annual Pay
1	$37,000	$40,700	$42,735	$44,872
2	$38,000	$41,800	$43,890	$46,085
3	$39,000	$42,900	$45,045	$47,297
4	$40,000	$44,000	$46,200	$48,510
5	$41,250	$45,375	$47,644	$50,026
6	$43,250	$47,575	$49,954	$52,451
7	$45,250	$49,775	$52,264	$54,877
8	$46,750	$51,425	$53,996	$56,696
9	$47,300	$52,030	$54,632	$57,363
10	$47,550	$52,305	$54,920	$57,666
11	$47,800	$52,580	$55,209	$57,969
12	$48,100	$52,910	$55,556	$58,333
13	$48,750	$53,625	$56,307	$59,122
14	$49,401	$54,341	$57,058	$59,911
15	$50,051	$55,056	$57,809	$60,700
16	$50,702	$55,772	$58,560	$61,488
17	$51,352	$56,487	$59,311	$62,277
18	$52,002	$57,202	$60,063	$63,066
19	$52,653	$57,918	$60,814	$63,854
20	$53,303	$58,633	$61,565	$64,643

Captain, IFR (PIC)/Captain, Fixed Wing (PIC)

	1/1/2001	June 2001	June 2002	June 2003
STEP	Annual Pay	Annual Pay	Annual Pay	Annual Pay
1	$43,420	$47,762	$50,150	$52,658
2	$43,420	$47,762	$50,150	$52,658
3	$43,420	$47,762	$50,150	$52,658
4	$44,554	$49,009	$51,460	$54,033
5	$45,550	$50,105	$52,610	$55,241
6	$46,500	$51,150	$53,708	$56,393
7	$48,000	$52,800	$55,440	$58,212
8	$50,250	$55,275	$58,039	$60,941
9	$51,500	$56,650	$59,483	$62,457
10	$52,750	$58,025	$60,926	$63,973
11	$54,750	$60,225	$63,236	$66,398
12	$56,250	$61,875	$64,969	$68,217
13	$58,500	$64,350	$67,568	$70,946
14	$60,000	$66,000	$69,300	$72,765
15	$61,000	$67,100	$70,455	$73,978
16	$61,246	$67,641	$71,023	$74,574
17	$61,492	$68,182	$71,592	$75,171
18	$61,738	$68,724	$72,160	$75,768
19	$61,984	$69,265	$72,728	$76,364
20	$62,230	$69,806	$73,296	$76,961
21	$62,476	$70,347	$73,865	$77,558
22	$62,722	$70,888	$74,433	$78,154
23	$62,968	$71,430	$75,001	$78,751
24	$63,214	$71,971	$75,569	$79,348
25	$63,460	$72,512	$76,138	$79,944
26	$63,706
27	$63,952
28	$64,198
29	$64,444
30	$64,690
31	$64,936
32	$65,182
33	$65,428
34	$65,674
35	$65,920
     2. On the first day of the first pay period in April 2001, each pilot who was on the pilot payroll as of December 31, 2000 and who is not topped out in his respective pay scale will move up one step on the appropriate pay scale. This represents approximately a 2.5% increase for pilots.
     3. On the first day of the first payperiod in June 2001, the Employer will compress the number of step levels in the Captain, IFR (PIC) pay scale from thirty-five (35) to twenty-five (25) steps as shown in Section 1 above (Captain, IFR (PIC) June 2001), and affected Captain, IFR (PIC) pilots’ pay will be increased accordingly.
     4. On the first day of the first payperiod in June 2001, each pilot will be moved to the pay scales listed in Section 1 above (June, 2001 Annual Pay). This scale represents a 10% increase over pay scales effective 1/1/2001.
     5. One year following the execution of this Agreement, each pilot will be moved to the pay scales listed in Section 1 above (2002 Annual Pay). This scale represents a 5% increase over the pay scales effective June 2001.
     6. On the first day of the first pay period in both April 2002, April 2003 and April 2004, each pilot who was on the pilot payroll as of December 31, 2001, December 31, 2002, and December 31, 2003 respectively, and who is not topped out in his respective pay scale will move up one (1) step on the appropriate pay scale. This represents approximately a 2.5% increase for each year of step increase for pilots.
     7. On the first day of the first pay period in June 2003, each pilot will be moved to the pay scale listed in Section 1 above (June 2003 Annual Pay). This scale represents a 5% increase over the pay scales effective 2002.
     8. The Employer has paid to each pilot on the payroll as of December 31, 1999, a one-time retroactive lump sum calculated on the basis of placing the pilot in his proper step level (generally based on years of service with the Employer) and the resulting increased regular base rate of pay for the period between April 2000 (or the pilot’s date of employment if after April 2000) and January 1, 2001.
     9. Workover rate shall be computed by dividing the pilot’s yearly base salary by one hundred eighty-two (182) anticipated yearly workdays on his assigned work schedule plus 50%. This rate is referred to as the “regular workover rate.”
     10. A pilot who is required to participate in any training required by the Employer or a customer (other than initial new hire training) outside his normal work schedule will be paid a regular day’s pay for that day (calculated by dividing his yearly base salary by the number of anticipated work days on his assigned schedule); provided, however, that he is in training for more than five (5) hours for that day. If the pilot spends five (5) hours or less in training as described above he shall be paid one-half (1/2) of a regular days pay for that day. Pilots participating in initial new hire training will be paid a regular monthly salary regardless of work schedule for the duration of this training.

Article 22. Pilot Bonuses
     1. Pilots will be eligible for the following bonuses for the period of time they are working the schedule:
Schedule Bonuses
Helicopter Pilots
5&2 Schedule (14 hour duty day only)- 25% of base pay up (maximum of $1,150/month)
2 for 1 Schedule - $1,150 per Month
Fixed Wing Pilots
New Orleans 5&2 Schedule - $350 per Month
2 for 1 Schedule - $1,150 per Month
Duty Bonuses
Lead Pilot - $25 per day ($30/day if Lead Pilot flies a contract job)
Instructor - $200 per month
Check Airman - $500 per month
Pilot/Mechanic - $500 per month
RMT Pilot - $1,000 per month
Fire/Extended Standby - Extended standby time is determined by the Forestry Service and is passed through to the pilot.
First Officer, IFR (SIC) - $125 per month
Captain, VFR (PIC) single pilot medium aircraft (reconfigured to 9 or less passengers) - $75 per month (see Note 1 below)
Captain, VFR (PIC) dual pilot VFR medium aircraft (10 passenger of more) - $75 per month (see Note 1 below)
Heavy Ship First Officer (SIC) (214ST) - $150 per month
Heavy Ship Captain (PIC) (214ST) - $300 per month
Certification Bonuses
Airline Transport Pilot Rating- $100 per month
Note 1: To qualify for this bonus, pilot(s) must be permanently assigned as either single pilot Captain, VFR medium aircraft reconfigured to 9 passenger or less; or dual pilot Captain, VFR medium aircraft 10 passenger or more. These VFR medium aircraft configurations will only be at customer request and will usually be flown with VFR medium aircraft added to Employer’s fleet (and are not anticipated to constitute a significant portion of the Employer’s fleet).

Article 23. Other Bonuses
     1. Offshore Bonus- In addition to his base salary, a pilot who is required by the Employer or the customer to remain at an offshore location overnight shall receive twenty-five (25) dollars per night.
     2. Fire Contract Bonus- In addition to his base pay and any other bonuses, a pilot will receive a fire contract bonus of $100/day when the aircraft is activated on a fire contract. This bonus shall begin when he reports to the duty assignment (including reasonable travel time) and shall end when he is released from the duty assignment (including reasonable travel time).
     3. Safety Award Program- The Employer’s safety award program will continue in its present form (attached as addendum herein). However, the Employer reserves the right to modify or discontinue the program at its discretion but agrees to confer with the union prior to doing so.
     4. Holiday Pay- The Employer recognizes six holidays per calendar year: New Year’s Day, Memorial Day, 4th of July, Labor Day, Thanksgiving Day and Christmas Day. Any pilot who works on an Employer designated holiday shall receive an additional eight hours pay at his Workover rate.

Article 24. Workover
     1. All pilots who work extra duty days over and above their assigned work schedule will be paid for the extra days worked at a workover rate, except that all types of training outside the pilot’s normal work schedule shall be paid according to Article 21. Base Pay, Section 9.
     2. Separate workover volunteer lists will be maintained at each base and at Lafayette Scheduling. These lists will indicate the days the pilot is willing to “workover” at particular bases on his normal time off. Each list will include a telephone number (or beeper number) where the pilot may be reached. Workover will be limited to a maximum of four days for any seven-day off-time period unless otherwise approved by the business unit manager or Director of Operations. A pilot who desires to have his name added to the workover list at a specific base(s) shall notify by Sunday 12 noon in writing (email, fax or otherwise) the appropriate Area Manager(s) (or their representatives) of his desire to workover. Each pilot is limited to requesting workover at two (2) specific bases, however, he may also send his workover request to Lafayette Scheduling. This request shall include the pilot’s name and contact number, the date(s) the pilot is available for workover, the aircraft the pilot is qualified to fly, his current job assignment and the date of his last workover. If the pilot is assigned offshore and has no means of notifying the base(s) except by telephone, the base will accept and note on the workover list such verbal notification for this pilot. If the pilot is willing to workover at any base, he will send his workover request to Lafayette Scheduling and will include the information listed above. Each workover list will be purged at the end of each calendar quarter and pilots who desire workover will be required to resubmit their workover requests as described above.
     3. The Employer will first attempt to award workover to pilots with off days between training and their normal work            hitch. For other available workover the Employer will allow the pilot in the order described below to choose which workover he desires to work. Available workover will be awarded in the following order: a) to pilots on that job at the base, b) on a rotating basis to all other pilots on the workover list starting with the pilot who reported the greatest length of time since his last workover at that base. In the event two or more pilots report the same length of time since their last workover, the pilot with the most bidding seniority will receive the workover. When a base workover list is exhausted, Lafayette Scheduling will provide a pilot for the workover on the same basis as described above. When the workover lists are exhausted, the Employer may fill the position with any qualified pilot who is employed by the Employer. If the Employer is still unable to fill the job requirement under the procedures outlined in this Article, workovers shall be assigned based on bidding seniority, starting with the least senior qualified pilot, except that once a pilot has worked three (3) such workover days per calendar year, the next least senior qualified pilot shall be required to accept the next mandated workover until he reaches three such workover days and so on until the seniority list is depleted. Further assigned workovers would then revert to the least senior pilot until he reaches six (6) mandated workover days in a calendar year and then continue as described above.
     Once the pilot has accepted a workover assignment, it may not be changed without prior mutual agreement between the pilot and the Employer.

     4. The pilot will designate on the workover request form with the Area Manager (or his representative) if he is available for “emergency workover” (workover opportunity which requires the pilot to report within two hours). Qualified pilots will be selected for emergency workovers on the same basis as described in Section 3 above.
     5. A pilot may request and be approved by the Employer to take compensatory time in lieu of receiving workover pay. A pilot will be compensated at his regular base pay for any approved compensatory time taken.
     6. A pilot will be passed over for workovers when:
A.	A pilot is not qualified.

B.	A customer requests a certain pilot or requests that a certain pilot not fly his job.

C.	There is a conflict with a pilot’s regular job (i.e., FAR limitations).

D.	The dates of a pilot’s availability conflict with the length of the workover requirement.

E.	An off-duty pilot does not answer a phone call from the Employer or does not return a message left on his answering machine within fifteen (15) minutes. The time and date of the attempted call to contact the pilot will be documented by the Employer.

F.	A pilot is unable to give a definitive answer at the time of the call.

G.	An off-duty pilot will be allowed to use a beeper as his contact number only for normal workovers and will have fifteen (15) minutes to respond to his page or he will be passed over for a workover assignment. The pilot is responsible to make certain that his beeper is in working order.

H.	An on-duty pilot cannot be contacted within two (2) hours.
     7. A pilot who has expressed interest in workover and subsequently twice refuses a workover without having previously removed his name from the workover request list will be removed from the workover list for the next four (4) calendar weeks, and he may not put his name back on that specific workover list during this period.
     8. The Director of Training or his designee shall determine workover in the Training Department. The Director of Operations and the Director of Training (or their designees) shall determine placement of Instructor/Check Airmen in the performance of their duties, including line checks.
     9. For jobs that are assigned to pilot/mechanics, any qualified pilot/mechanic will be called first for those workover assignments.
     10. If a pilot on a Gulf of Mexico assignment is required to remain overnight due to head-to-head crew change requirements, he will receive workover pay based on duty time rounded to the next hour with a minimum of two (2) hours and a maximum of one full day workover once he has been on duty at least eight (8) hours for that day.

     11. The Employer reserves the option to pay a premium rate (e.g. workover) for all time it deems appropriate due to operational necessity. The Employer will meet and confer with the Union prior to implementing a premium rate.
     12. A pilot attending any training required by the Employer or a customer outside his normal work schedule will not be eligible for workover for those days spent in training.
     13. For three (3) months after the execution of this agreement, the remedy for inadvertent Employer errors in awarding workover shall be that the affected pilot or pilots shall receive priority consideration without regard to the length of time since his last workover or his bidding seniority for the number of workovers which corresponds to the workover error only where the pilot is qualified and acceptable to the customer, however, Section 6 above shall apply to any offer of workover under this Section.
     14. Three (3) months after the execution of this Agreement, the parties will meet to determine if any changes should be made in the terms of this Article. If the parties mutually agree to changes, this Article shall be amended accordingly. In any event after the three month trial period, the additional remedy for Employer errors will be one (1) hour workover paid for each workover day missed due to the error, up to a maximum of four (4) hours workover pay.

Article 25. Travel Pay
     1. If a pilot is required to move between two or more field bases or another PHI designated location during his normal work schedule and that pilot uses personal transportation, a mileage allowance equal to the IRS standard mileage rate per mile will be paid. A mileage allowance will also be paid if a pilot is required to go directly from one base to another for workover in conjunction with that person’s regular work hitch. Such mileage allowance will be paid on the basis of an Employer approved mileage chart calculated using the most direct route between bases.
     2. The Employer shall make reasonable efforts to enter into Additional Crew Member Agreements (ACM) with other air transportation carriers. The Employer shall provide a photo identification card that clearly identifies the employee as a pilot on his next occasion of recurrent training.

Article 26. Per Diem
     1. A pilot shall receive per diem when company housing is provided as described in Article 18. Facilities & Equipment, Section 1.
     2. A pilot cannot receive both an offshore bonus and per diem for the same workday.
     3. Per diem shall be paid as follows:
A.	Three (3) dollars per meal to a maximum of nine (9) dollars per day when the pilot is working at his regularly assigned base.

B.	Five (5) dollars per meal to a maximum of fifteen (15) dollars per day for:
(1)	Pilots assigned to the pilot pool;

(2)	Replacement pilots for EMS;

(3)	A pilot on a regular work schedule who is required to relocate via vehicle or aircraft after arriving at his assigned base;

(4)	A pilot attending training at locations other than PHI facilities (e.g., Flight Safety Training); and

(5)	A pilot assigned to an offshore contract and normally required to remain offshore who is required to RON onshore during his work schedule

Article 27. Insurance Benefits
     1. The Employer shall offer welfare benefits for Pilots equal in benefits and employee premiums to that of the company’s non-represented employees. This includes, but is not limited to, Medical Insurance, Dental Insurance, Term Life Insurance, Employee and Dependent Supplemental Life Insurance, LTD coverage, Medical Loss of License Coverage, Medical and Dependent Care Spending Accounts, Employee Assistance Program, and Vision Discount Program.
     2. Effective January 1, 2002, the Employer will modify its Term Life Insurance Plan to provide at no cost to each employee, including pilots covered under this Agreement, one and one-half (1 1/2) times his annual base salary in life insurance coverage and an equal amount of coverage under Accidental Death and Dismemberment (AD&D). The Employer will make reasonable efforts with the Insurance provider to avoid having the additional Employer-provided Life Insurance affect the amount of Supplemental Life Insurance and AD&D “buy-up” coverage which is now available to the employee.

Article 28. 401(k) Plan
     1. The Employer shall match a participating Pilot’s 401(k) plan salary deferral contribution two dollars for each dollar the pilot contributes up to a maximum of the pilot’s first three (3) percent of gross earnings bi-weekly, exclusive of bonuses.
     2. The Employer will separate the 401(k) plan for pilots covered by this agreement from other 401(k) plan participants.

Article 29. General & Miscellaneous
     1. Any pilot leaving the service of the Employer shall, upon written request to the Human Resources Department, be provided with a letter setting forth the Employer’s record of his job classification, length of service and rate of pay at the date of his termination.
     2. The pay period is currently every fourteen (14) days (bi-weekly). If the Employer wishes to change the pay period timing, it shall meet and discuss the change with the Union prior to implementation. The Employer shall continue to offer, on a voluntary basis, Electronic Funds Transfer (EFT) to the pilot’s bank of choice.
     3. When there is an error in the pay of a pilot, this error will be corrected as soon as possible, not to exceed five (5) business days following notification.
     4. If the Employer decides to place into service aircraft other than those already in service at the time of execution of this Agreement, the Employer will confer with the Union as soon as possible and prior to establishing rates of pay, rules and working conditions applicable to the new aircraft. If the Employer decides to place into service any aircraft of substantially different design, configuration (e.g., tiltrotor aircraft, CH54) or cargo/passenger capacity of twenty-two (22) or more passengers, either party may request a mediator from the National Mediation Board to participate in interest based bargaining discussions for a period of up to sixty (60) days prior to the Employer implementing rates of pay, rules and working conditions applicable to the new aircraft.
     5. A pilot’s personal items lost or damaged due to an aircraft accident or incident will be reimbursed by the Employer at the replacement costs of such items, provided, however, that the Employer reserves the right to require reasonable proof of loss and value of such personal items.
     6. In the event the Employer requires an off-hitch pilot to report in person for a meeting with management for any reason, except in cases where discipline is imposed following the meeting or as otherwise provided in the Training Article, the pilot will receive workover pay for all hours spent in such meeting, with a minimum of two hours workover and a maximum of a full day of workover for each day spent in such meetings. Except in cases where discipline is imposed following the meeting or as described in Article 17. Training, the Employer will also reimburse the pilot for mileage, lodging and per diem at rates described in this Agreement.
     7. Pilots shall not engage in business activities which are in competition with the Employer or interfere with the pilot’s performance of his Employer duties, without first obtaining the written approval of the Employer. This section shall not be construed to prohibit pilots from affiliating with or performing duties for the Armed Forces of the United States of America.
     8. Pilots will be required to ensure the aircraft is secure (e.g.- tie down kit installed), engine(s) rinsed and dried, and a reasonably clean and orderly cockpit. To the extent that such duties would interfere with the pilot’s availability for duty on the following day, the pilot will be excused from these duties.
     9. Pilot duty positions are as follows: Captain, IFR; First Officer, IFR; and Captain, VFR.

Article 30. Safety/Accident Prevention
     1. The Employer and the Union recognize their duty and responsibility to ensure the safety of our customers and employees. It is agreed that:
A.	Safety is the primary consideration in all aspects of the job;

B.	Safe working conditions, proper training, proper equipment and appropriate protective devices are essential elements in this safety and accident prevention effort;

C.	The Employer will train pilots in any new aircraft, its components or on any new procedures which pilots may be required to utilize;

D.	All pilots must follow PHI safety policies and procedures, including safety practices as published and taught. Following safe work practices is a condition of employment.

E.	Both PHI and the pilots shall adhere to all applicable Federal Aviation, or other controlling Regulations.

F.	The Employer will ensure the continuation of the Notice to Airmen (NOTAM) system and weather reporting system.
     2. The parties agree to create a joint Safety Committee, which shall consist of two representatives designated by the Employer and two pilots designated by the Union. The role of the Safety Committee shall be to jointly review pilot recommendations on safety and accident prevention measures. Pilot representatives shall function in an advisory capacity. The Safety Committee will meet periodically as necessary, but no less than once each quarter.
     3. The Union agrees to encourage pilots to engage in safe work practices and to communicate safety issues to the designated management representative identified in Section 4 below.
     4. The Employer designates the Director of Safety as the management representative to be responsible for receiving safety complaints.
     5. The Employer and the Union shall cooperate in seeking feasible solutions to help reduce accident frequency and severity rates.
     6. The Employer will endeavor to equip its fleet of domestic aircraft with Traffic Alert Systems by seeking customer participation in the funding of such equipment.
     7. The Employer will endeavor to equip all aircraft operated under instrument flight rules (IFR) with approved flight directors by seeking customer participation in the funding of such equipment.

Article 31. Sexual and Workplace Harassment Policy
     1. It is agreed that the Employer, as a responsible corporate citizen, is committed to maintaining a hospitable, cooperative work environment that promotes professionalism, common courtesy and mutual respect among all levels of employees, supervisors, managers, and executives. To advance that commitment, the Employer has adopted and will communicate to employees the Sexual and Workplace Harassment Policy (attached as Appendix A) that strictly prohibits sexual and workplace harassment on the basis of race, color, creed, gender, religion, national origin, age, sexual orientation or disability. This policy shall not be amended during the term of this agreement unless required by law.
     2. The Union agrees to support the provisions of the PHI Corporate Sexual and Workplace Harassment Policy. Each pilot will be required to read, understand and sign an acknowledgement of this policy, which will be placed in his personnel file.

Article 32. Environmental Compliance
     1. It is agreed that the Employer, as a responsible corporate citizen, is committed to protecting human health, natural resources and the environment. This commitment is an important aspect of daily corporate operation and administration, and reaches further than mere compliance with the law — it encompasses the incorporation of sound environmental practices into all of our business decisions. To advance this commitment, the Employer has adopted and will communicate to employees the Corporate Environmental Policy (attached as Appendix B) that defines the responsibilities of the Employer and the employees. This policy shall not be amended during the term of this agreement unless required by law.
     2. The Union agrees to support the provisions of the PHI Corporate Environmental Policy. Each pilot will be required to read, understand and sign an acknowledgement of this policy, which will be placed in his personnel file.

Article 33. No Strike, No Lockout
     1. The Union agrees it will not, under any circumstances or for any reason, call, encourage, authorize or engage in any strike, slow down or other concerted activity or hindrance to work during the term of this Agreement.
     2. Any Pilot who engages in any activity described in section one of this Article will be subject to discharge, and such discharge will not be subject to the grievance procedure and System Board of Adjustment provisions of this Agreement, except as to the question of whether the Pilot engaged in such a violation.
     3. The Employer agrees not to lock out Pilots during the term of this Agreement.
     4. If the Employer knows that one of its customers is being picketed, the employer will notify the Pilot about the picket line before dispatching the Pilot to the location of the picket line.
     5. A Pilot may refuse to take an assignment to cross a picket line if he has reasonable safety concerns. In any such case, the Company will be permitted to service the customer the best way possible.

Article 34. Management Rights
     1. The Employer reserves and retains, solely and exclusively, all of the rights, privileges and prerogatives which it had or possessed prior the execution of this Agreement, regardless of the frequency or infrequency with which such rights have been exercised in the past, except to the extent that such rights, privileges and prerogatives are specifically abridged by the expressed provisions of this Agreement.
     2. Without limiting the generality of the foregoing, the sole and exclusive rights of management which are not abridged by this Agreement include, but are not confined to, the full and exclusive control, direction and supervision of the workforce; the hire, promotion, demotion, transfer, layoff or reassignment of pilots; the discipline and discharge for cause of pilots; the selection of pilots and the determination of the qualifications for pilot selection; the determination of the size and composition of the workforce; the determination of schedules; the determination of pilot job content and the amount and types of flight duties required; the scheduling of the hours and days to be worked on each job and each shift; the selection and determination of the number of pilots required, and the assignment of work to pilots; the contracting out or subcontracting of work; the equipment to be utilized; the establishment and enforcement of standards for the quality and quantity of work required to be performed by pilots; the right to require physical exams and testing of pilots; the right to introduce new or improved methods or facilities and/or the discontinuance of existing methods or facilities; the discretion to suspend or cease its operations or any phase or part of its business or operations; the right to make, amend and enforce work and safety rules and regulations; and the right to discontinue, transfer or assign all or any part of its operations, and to establish new jobs and abolish or change existing jobs.

Article 35. Discipline & Discharge
     1. Pilots may be subject to disciplinary actions, up to and including discharge for just cause including violation or infraction of company rules or policies, or for violating this Agreement. The severity of the infraction will determine the nature of the disciplinary action, which can range from a verbal warning to a written warning, suspension or discharge.
     2. In case a pilot is called into a meeting to discuss possible disciplinary action against him, the pilot may request to be accompanied by his Steward, and such a request will be granted by the Employer, if the Steward or his alternate is available within a reasonable time, not to exceed twenty four (24) hours.
     3. Upon his request, a pilot’s personnel file shall be open for his inspection during normal office hours in the presence of an employer representative, upon reasonable notice. Nothing of a derogatory nature will be placed in the pilot’s personnel file unless a copy is provided to the pilot. Upon receipt of such a document, the pilot shall have the option of responding by submitting a written rebuttal that will be placed in his personnel file. It the Employer determines that the pilot’s comments invalidate the document in question, the document will be removed from the pilot’s personnel file.
     4. Customer complaints or correspondence of a derogatory nature shall not serve as the basis for discipline after twelve (12) months from the date of issuance unless within the 12 month period there has been a recurrence of the same or similar nature.
     5. Disciplinary records involving the performance of his duties as a pilot shall not serve as the basis for any discipline after five (5) years from the date of issuance unless within the five (5) year period there has been a recurrence of the same or similar nature.
     6. In any case in which a pilot receives a formal reprimand or is discharged, a Human Resources Representative will ask the pilot if he desires that a copy of the disciplinary document be sent to a representative designated by the Union. If the pilot does so desire, the Human Resources Representative will promptly forward a copy of the document to the designated Union representative.

Article 36. Grievance Procedure
     1. Disputes relating to the interpretation or application of this Agreement may be the subject of a grievance. A grievance shall mean a dispute between an employee(s) or the Union and the Employer with respect to the interpretation or application of this Agreement.
     2. Any such grievance shall be processed in the following matter:

Step 1.	The pilot shall first attempt to resolve the grievance with his immediate supervisor within seven (7) calendar days from the date of the occurrence of the event giving rise to the grievance, or within seven (7) calendar days of the date the pilot knew or should have known of such event not to exceed twenty eight (28) calendar days from the date of the event. The supervisor shall give his answer within seven (7) calendar days from that date.

Step 2.	If the grievance is not resolved at Step 1 to the satisfaction of the grievant, the grievance shall be reduced to writing and presented to the designated representative of the Employer within ten (10) calendar days after the receipt of the immediate supervisor’s answer. The written grievance must state the nature of the grievance, the circumstances out of which it arose, the remedy or correction requested and the specific provisions of the Agreement alleged to have been violated. The Employer representative will give his answer to the grievant in writing with a copy to the Union within ten (10) calendar days after the receipt of the grievance.

Step 3.	In the event the decision by the Employer representative is unacceptable to the aggrieved party, it may be appealed in writing to the designated representative of the Employer with seven (7) days of the receipt of the decision. The appeal must include a statement of the reasons the grievant believes the decision was erroneous. The Employer’s representative shall render a decision on the appeal in writing within fourteen (14) calendar days of receipt of the appeal. In the event the decision at Step 3 is unacceptable to the grievant, the Union may appeal to the System Board of Adjustment in accordance with Article 37 of this agreement.
     3. In the event a non-probationary pilot who has been discharged wishes to grieve such discharge, the grievance must be presented at Step 2 within seven (7) calendar days after the termination.
     4. All provisions of this Article shall apply to Employer and Union grievances except that such grievances shall be presented to the designated representative of the other party at Step 2.
     5. Any grievance not presented and processed in the manner, and within the time limits set forth above, shall be waived provided, however, at any time in advance of the expiration of such time limit the parties may agree, by mutual written consent, to extend any time limit for a specified period of time. Compliance with all time limits specified in this Article shall be determined by the date of mailing as established by postmark, or by the date of hand delivery.
     6. No grievance, the basis for which occurred prior to the execution of this Agreement, shall be considered.
     7. The Employer and the Union agree to furnish to the other party the names of their designated representatives charged with administration of the grievance procedure within thirty (30) calendar days after the execution of this Agreement. Any changes in these representatives shall be furnished to the other party in writing.
     8. In the event a pilot is suspended pending an investigation of alleged misconduct, the pilot shall be informed of the nature of the alleged misconduct at the time of suspension.
     9. The Union and the Employer may, by mutual agreement in writing, elect to bypass any or all steps in this Article and proceed to the System Board of Adjustment in accordance with Article 37 of this Agreement.

Article 37. System Board of Adjustment
     1. In compliance with Section 204, Title II of the Railway Labor Act, as amended, this Agreement establishes a System Board of Adjustment, which shall be called the Petroleum Helicopters Pilots’ System Board of Adjustment, hereinafter called “the Board.”
     2. The Board has jurisdiction over timely filed and appropriately processed grievances arising out of the interpretation and application of this Agreement relating to rates of pay, rules, working conditions, discipline and discharge. The procedures set forth in this Article are the exclusive and mandatory forum for all such disputes.
     3. The Board does not have jurisdiction over any dispute unless all of the procedures required by the Grievance Procedure provided for in this Agreement have been timely and completely exhausted in the dispute, and the dispute has been properly submitted to the Board pursuant to the provisions of this Article.
     4. The Board has no jurisdiction to modify, add to or otherwise alter or amend any of the terms of this Agreement.
     5. The Board shall consist of four members, two of whom shall be selected and appointed by the Employer and two of whom shall be selected and appointed by the President of the Local Union. A Board member appointed by the Union shall serve as chairman and a Board member appointed by the Employer shall serve as vice-chairman in even years, and a Board member appointed by the Employer shall serve as chairman and a Board member appointed by the Union shall serve as vice-chairman in odd years. The vice-chairman shall act as chairman in his absence. Each Board member has a vote in connection with all actions taken by the Board. In the event the four Board members cannot reach a decision with respect to a particular dispute, the Board will select a neutral member who will decide the dispute. In the event the Board cannot agree on a neutral member, within ten (10) calendar days thereafter either party may request that the American Arbitration Association (AAA) submit a list of seven potential neutrals, and the neutral shall be selected in accordance with the rules of AAA.
     6. The Board will meet quarterly in Lafayette (unless a different location is agreed upon by the members of the Board), provided that at such time there are cases on file with the Board for its consideration.
     7. Any expenses incurred by Board members appointed by one of the parties to this Agreement will be paid by that party. Any pilot called as a witness by the neutral will suffer no loss of pay as a result of testifying at any hearing before the neutral. The fees and expenses of any neutral member of the Board shall be borne equally by the Employer and the Union
     8. Disputes may only be submitted to the Board by the President of the Local Union or a duly designated officer of the Union or the Employer.
     9. Decisions by the Board are final and binding on the Employer, the Union and the affected pilots.

     10. The party appealing a final decision under the Grievance Procedure in this Agreement shall submit the dispute for consideration by the Board, including all papers and exhibits, within fourteen (14) calendar days of that decision. If the appeal is not made with this fourteen day period, the Board does not have jurisdiction over the dispute.
     11. All disputes referred to the Board shall be sent to the Director of Human Resources of the Employer and his office shall assign a docket number according to the order in which the dispute is received.
     12. The appealing party will ensure that a copy of the petition is served on the members of the Board.
     13. Each case submitted to the Board must state:
A.	The question or questions at issue;

B.	a statement of the facts with supporting documents;

C.	a reference to the applicable provisions of the Agreement alleged to have been breached;

D.	the position of the aggrieved party;

E.	the remedy requested; and

F.	the position of the opposing party.
     14. Decisions by the Board shall be rendered no later than thirty (30) days after the close of the hearing.
     15. The Employer and the Union shall, in good faith, attempt to make a joint submission of their dispute to the Board. If the parties are unable to agree on a joint submission, the appealing party shall file a submission with the Board containing all of the information described in Section 13 of this Article, and the responding party may do the same. Any party filing a submission with the Board pursuant to this Article shall serve a copy of its submission with the other party.
     16. The parties agree that each Board member is free to discharge his duties in an independent manner without fear of retaliation from the Employer or the Union because of any action taken by him in good faith in his capacity as a Board member.

Article 38. Union Representation
     1. In the event it is necessary for a Union representative to enter the Employer’s premises to discuss the application of this Agreement, the Union representative shall notify the manager for the particular location, and they shall arrange a mutually satisfactory time, date and place for the visit within a ten (10) day period thereafter. The Union representative shall not take any action that would interrupt or in any way interfere with the Employer’s operations or the job duties of any employee. A representative of the Employer may accompany the Union representative, if the Employer desires.
     2. The Employer will not be obligated to deal with any Union representative who has not been designated in writing to be an authorized representative of the Union.
     3. The Union may elect or appoint Pilots to be primary job steward(s) and alternate(s) to conduct Union business and shall notify the employer, in writing, of their election, appointment or removal. Pilots who have been designated as primary stewards (and the alternate steward in the absence of the primary steward) shall be granted reasonable time to investigate, present and process grievances during their own duty hours without loss of pay to the extent such activity does not interfere with the performance of their duties or the duties of other employees. Stewards who serve their fellow pilots shall be considered Union representatives.
     4. The Employer and the Union desire that complaints and grievances shall be settled whenever possible with supervisors at the location where the complaint or grievance originates. It is understood and agreed that a steward’s activities shall fall within the scope of the following functions:
A.	To consult with a pilot(s) regarding a presentation of a complaint or grievance which the pilot(s) desires to present. Stewards shall be permitted to present grievances to management and attempt to resolve any grievance.

B.	To present a grievance or complaint to a pilot’s immediate supervisor in an attempt to settle the matter. To the extent that it doesn’t interfere with the Employer’s operations, Stewards shall be granted the right to consult with pilots at their base for the purpose of enforcing the provisions of this agreement.

C.	To investigate a complaint or grievance of record in accordance with the Grievance Procedure.
     5. Stewards and alternate stewards shall be considered union representatives. The Employer and the Union agree that a minimum amount of time shall be spent in the performance of steward duties.
     6. Effective on the date of the execution of this Agreement, the Union may designate one pilot who will be permitted to act as a full-time Union Officer during his normal shift without loss of pay; provided, however, that this Section of this Article shall expire on the 31st day of May, 2004. The normal shift for this pilot will be Monday through Friday each week and he will be required to submit a monthly time sheet approved by the Union. Any sick days or vacation days shall be charged against the pilot’s appropriate VSTO or STO bank. This pilot will be permitted to perform workovers to the extent necessary to maintain his pilot currency and proficiency and may also bid on other workover on his days off in accordance with Article 24 of this Agreement. Any workover requested by the Employer during his regular shift will be compensated at a rate of 50% above his base rate of pay, and all workovers outside his shift shall be compensated at 150% of his base rate of pay. Such pilot shall be eligible for the 5&2 Pilot Bonus but will not be eligible for other bonuses except when he actually works as a pilot. This pilot will continue to accrue seniority and will be entitled to all wage adjustments and benefits provided for in this Agreement.

Article 39. Union Bulletin Boards & Communications
     1. The Employer shall permit the Union to display an unlocked bulletin board at each base that is company owned. The Union shall purchase the bulletin boards and shall be responsible for their installation. The bulletin board shall be a maximum of four (4) feet by five (5) feet. The bulletin boards shall only be placed in areas that have been agreed to by the Employer in advance.
     2. The bulletin boards used by the Union and Pilots covered by this agreement shall be for posting notices of Union social and recreational affairs, meetings and elections.
     3. General distributions, posted notices and official business will bear the seal or signature of an officer of the Union or a Pilot representative and will not contain anything defamatory, derogative, inflammatory, negative, or of a personal nature attacking the Employer or its representatives.
     4. The Employer may refuse to permit any posting that would violate any of the provisions of this Agreement. Any notices posted that are not in accordance with this Article shall be removed by the Union or by the Employer upon notice to the Union.

Article 40. Union Membership, Dues, Agency Fees & Checkoff
     1. Membership in the Union is not compulsory for any pilot employed as of the date of this agreement or any pilot subsequently hired through May 30, 2004. These pilots have the right to join, not join, maintain, or drop their membership in the Union as they see fit. Neither party shall exert any pressure on, or discriminate against a pilot as regards such matters.
     2. Each pilot covered by this agreement who is hired on or after May 31, 2004, shall become a member of the union or an agency fee payer within sixty (60) days after his/her date of hire, and shall be required as a condition of continued employment by the Employer to maintain his/her membership in the Union or pay an equivalent agency fee, so long as this Agreement remains in effect. The agency fee referred to in this Section shall be equal to the Union’s regular and usual initiation fee and its regular, uniform and usual monthly dues. Notwithstanding the foregoing, nothing herein shall be construed to be in violation of or in conflict with the provisions of the Railway Labor Act.
     3. During the life of this Agreement, the Employer agrees that upon receipt of a properly executed Authorization of Payroll Deduction, voluntarily executed by a pilot, it will make bi-weekly deductions from the pilot’s earnings after other deductions authorized by the pilot or are required by law have been made, to cover his current standard bi-weekly union dues, assessments and/or initiation fees or agency fees uniformly levied in accordance with the Constitution and bylaws of the Union as set forth in the Railway Labor Act.
     4. Any authorizations for payroll deductions under this Article shall be effective the first day of the month following its receipt by the Payroll Department and shall apply to the next paycheck for which dues deduction or agency fees is made.
     5. The Employer remittance to the union will be accompanied by a list of the names of the pilots for whom the deductions have been made in that particular month and the individual amounts deducted.
     6. Collection of dues or agency fees not deducted because of insufficient current earnings, dues or agency fees missed because of clerical error or inadvertent error in the accounting procedure, or dues or agency fees missed due to delay in receipt of the Authorization for Payroll Deductions, shall be the responsibility of the Union and shall not be the subject of payroll deductions from subsequent paychecks, and the Employer shall not be responsible in any way for such missed collections. It shall be the Union’s responsibility to verify apparent errors with the individual Pilot prior to contacting the Payroll Department. The total or balance of unpaid dues, assessments and/or initiation fees or agency fees due and owing the Union at the time a Pilot terminates his employment shall be deducted from the final paycheck in accordance with applicable law.
     7. An Authorization for Payroll Deduction under this Article shall be irrevocable for the term of this Agreement, or for a period of one (1) year from the date the Authorization is first executed, whichever occurs sooner. Revocation shall become effective when the pilot serves written notice on the Payroll Department to revoke such Authorization for payroll deduction. An Authorization for Payroll Deduction shall automatically be revoked if:
A.	the Pilot transfers to a position with the Employer not covered by the agreement;
B.	the Pilot’s service with the Employer is terminated;

C.	the Pilot is furloughed; or

D.	the Pilot is on an authorized leave of absence.
     8. The Union agrees to hold the Employer harmless and to indemnify the Employer against any suits, claims, liabilities, and reasonable and customary attorneys’ fees which arise out of or by reason of any action taken by the Employer under the terms of this Article.

Article 41. Savings Clause
     1. Should any part of this Agreement be rendered or declared invalid by reason of any existing or subsequently enacted legislation, act of government agency, or by any decree of a court of competent jurisdiction, such invalidation of such part or portion of this Agreement shall not invalidate the remaining portions hereof, and they shall remain in full force and effect.
     2. In the event that any provisions of this Agreement are in conflict with or are rendered inoperative or unlawful by virtue of any duly enacted law or regulation or any governmental agency or commission having jurisdiction over the Employer, the Union and Employer will meet and attempt to negotiate changes necessary, pertaining only to those provisions so affected or directly related thereto.

Article 42. Duration
     1. This Agreement shall be effective from the 1ST day of June, 2001 through the 31ST day of May, 2004 and shall automatically renew itself from year to year thereafter, unless written notice of intended change is served in accordance with Section 6, Title I of the Railway Labor Act, by either party at least sixty days prior to the termination date or any anniversary thereof.
Dated this 12th day of July, 2001.

OFFICE AND PROFESSIONAL EMPLOYEES INTERNATIONAL UNION		PETROLEUM HELICOPTERS, INC.

By:	/s/ Jack Bowers	By:	/s/ Richard Rovinelli

OFFICE AND PROFESSIONAL EMPLOYEES INTERNATIONAL UNION, LOCAL 108		PETROLEUM HELICOPTERS, INC.

By:	/s/ Stephen D. Ragin	By:	/s/ Michael Hurst

OFFICE AND PROFESSIONAL EMPLOYEES INTERNATIONAL UNION		PETROLEUM HELICOPTERS, INC.

By:	/s/ Mike Dorsett	By:	/s/ Carlin Craig

OFFICE AND PROFESSIONAL EMPLOYEES INTERNATIONAL UNION		PETROLEUM HELICOPTERS, INC.

By:	/s/ Herbert J. Jenssen	By:	/s/ Edward Gatza

OFFICE AND PROFESSIONAL . EMPLOYEES INTERNATIONAL UNION

By:	Paul Bohelski

Letter of Agreement #1
April 27, 2001
Dear Captain Ragin:
Both parties recognize the importance of disability benefits to employees; therefore, it is agreed that the Employer and the Union will form a joint labor management committee that will initially meet no later than September 1, 2001. The Committee will explore alternatives for short-term disability benefits and consider the possibility of rapid reaccrual as part of sick time off (STO).

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #2
April 27, 2001
Dear Captain Ragin:
Within thirty (30) days after the execution of this Agreement, the parties will meet for the purpose of establishing a “Joint Implementation/Resolution Committee.”

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #3
July 12, 2001
Dear Captain Ragin:
The parties agree under Article 6, that the floppy disk version of the seniority list would be sent to the Secretary/Treasurer of the OPEIU Local 108, and that such seniority lists shall contain all represented pilots with the following information for each: 1) seniority number (based on bidding seniority), 2) pilot name, 3) bidding seniority date, 4) company seniority date, and 5) status of the pilot (including highlighting new hire pilots for the first seniority report subsequent to their employment).
The parties also agree under Article 6, Seniority List, Section 3, that the pilots’ right to protest to the Employer any omission or incorrect posting of the seniority list shall mean that a pilot shall have a single protest for any unique seniority date, and will have no further protests rights as long as the Employer does not change that date in future seniority postings.

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #4
July 12, 2001
Dear Captain Ragin:
The parties agree under Article 12, Paid Days Off and Banked Days, that both VSTO and STO accrual banks will be calculated and accrued to a pilot by the Employer on a bi-weekly (pay period) basis instead of a monthly basis.

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #5
July 12, 2001
Dear Captain Ragin:
The parties agree under Article 22, Pilot Bonuses, that all pilot bonuses shall be effective June 4, 2001 and will be paid to pilots as soon as practical.
The parties also agree under Article 22, that Air Evac operations shall have no Lead Pilots. However, each base may have a Pilot Base Coordinator, who will be responsible for some, but not all, duties of a Lead Pilot, and the Employer shall pay such designated Pilot Base Coordinator a bonus of $200 per month.

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #6
July 12, 2001
Dear Captain Ragin:
The parties agree under Article 24, Workover, that reference to “the greatest length of time since his last workover at that base” in Section 3 will be modified to “the greatest length of time since his last workover date.” In order to maintain an accurate last workover date for each pilot, the parties agree that a pilot will be required to resubmit a workover request each time he performs a workover (continuous workover without a day off shall be considered a single workover) if he desires additional workover.
The parties also agree for Air Evac, Cleveland EMS, Lexington EMS and Acadian Ambulance EMS operations, under Article 24, that these operations shall be considered one base for the determination and award of workover(s).

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #7
Jul 12, 2001
Dear Captain Ragin:
Both parties recognize the likelihood of increased grievance activity during the initial implementation of this Agreement and desire to avoid unnecessary added costs and time commitments of the normal grievance procedure and System Board of Adjustment during this time. Therefore, the parties agree under Article 36, Grievance Procedure, that until the end of September 2001 (or at the end of December 2001 if the parties agree as described below), grievances (except those grievances as defined in Sections 3, 4, and 9) shall first be processed through Section 2, Step 1. If the grievance is unresolved at that step (and for grievances defined in Sections 3 and 4), the grievance will then be presented to the Joint Implementation/ Resolution Committee (“Committee”) in an attempt to resolve the complaint as quickly and as fairly as possible. The Committee shall review grievances only with a full and equal complement of standing members or their designees from both the Employer and the Union, and shall respond in writing to the grievance within thirty (30) days. If the Committee is unable to resolve the grievance, the grievance may then proceed through the remaining steps of the grievance procedure. Until the end of September 2001 (or at the end of December 2001 if the parties agree as described below), the ten (10) calendar day time requirement to proceed to Section 2, Step 3 shall begin after the Committee has determined in writing that it is unable to resolve the grievance.
The parties agree that upon mutual written agreement, this Letter of Agreement may be extended from the end of September 2001 until the end of December 2001.

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #8
July 12, 2001
Dear Captain Ragin:
The parties agree under Article 40, Union Membership, Dues, Agency Fees & Checkoff, that reference to “Authorization for Payroll Deduction” in Section 3 shall mean the Union’s “Dues/Agency Fees Payroll Deduction Authorization” form.

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #9
July 12, 2001
Dear Captain Ragin:
The parties agree to modify Article 28, Section 2, to provide that the Employer’s 401(k) Plan shall include pilots covered by this Agreement consistent with the terms of that Plan. Should business conditions warrant, or if required by law, the Employer reserves the right to separate the 401(k) Plan for pilots covered by this Agreement from other Plan participants as originally provided for under the Agreement, however the Employer agrees to discuss with the Union any such change prior to implementation.

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin

Letter of Agreement #10
July 12, 2001
Dear Captain Ragin:
Both parties recognize that in the Employer’s IHTI operations, pilots have cooperated in rotating their 14&14 work schedule each year such that the pilots have every second year off-duty with their families for the Thanksgiving and Christmas holidays. The parties agree that this practice may continue under Article 10, Schedules of Service.

Very truly yours,	Agreed:

/s/ Richard Rovinelli	/s/ Stephen D. Ragin
Richard Rovinelli	Stephen D. Ragin